[Wachtell, Lipton, Rosen & Katz Letterhead]

April 19, 2016

VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Re:	Ambac Financial Group, Inc. PREC14A filed April 18, 2016 PREC14A filed April 15, 2016 DEFA14A filed April 18, 2016 File No. 1-10777
Dear Ms. Chalk:
This letter relates to comments received by Ambac Financial Group, Inc.  ("Ambac", the "Company", "we," "us" or "our") from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated April 18, 2016, with respect to the filings listed above.  All defined terms have the same meaning as in the proxy statement listed above.
For your convenience, each response is prefaced by the exact text of the Staff's comment in bold text.  All references to page numbers and captions correspond to the Proxy Statement unless otherwise specified.

Preliminary Proxy Statement filed on April 18, 2016
General
1.
We note your statement that "stockholders representing more than 20% of Ambac's stock showed public support for [the appointments of David Herzog and Ian Haft to the Board of Directors]." You have made similar statements in additional soliciting material, including one where you identify Raging Capital as one of the shareholders who has expressed support for the Board and rejected Canyon Capital's nominees.

Revise your proxy statement to clarify:
–	Which shareholders have publicly supported your nominees and to describe the context in which they have done so;
–	To differentiate between support for the appointments of Messrs. Haft and Herzog versus for all of the Company's director nominees in this proxy contest;
–
To clarify whether the 20% figure includes shareholders who are a party to the Support Agreements holding 18.5% of the Company's outstanding shares and who, pursuant to those agreements, are contractually obligated to support the Company's nominees in connection with the settlement agreement with Ambac whereby Messrs. Haft and Herzog were appointed to the Board of Directors;

–
To note that the Support Agreements were entered into to settle a proxy contest these shareholders threatened, and that the appointments of Messrs. Herzog and Haft were part of that settlement process; and

–
(To the extent that shareholders who have expressed support for the Company's nominees are not contractually bound to do so), to note that shareholders who have expressed support for the Company's nominees may nevertheless revoke any proxies granted to the Company through the meeting date.

In response to the Staff's comment, Ambac has revised the Proxy Statement to include the requested clarifications regarding the support received from Ambac stockholders.  Please see the cover letter from Jeff Stein and pages 11 and 12.  In response to the second "dash-point" of the Staff's comment, the Staff is respectfully advised that for the five stockholders that entered into the Support Agreements, and the one stockholder that indicated support via press release, there is no differentiation among directors. Each of these stockholders supports the Company's full slate of 6 nominees.

2.
In additional soliciting materials including a press release dated April 11, 2016, you have made assertions and allusions to an approach by a broker offering to sell Ambac a package of Ambac-insured mortgage backed securities "matching Canyon's publicly disclosed CUSIP numbers and position sizes, at a 17% premium to market value.  An attempt we saw as greenmail and immediately rejected out of hand." In its soliciting materials, Canyon has disputed that it was behind such an approach but you have continued to state that there is no other plausible explanation for the offer, given its specificity.  Rule 14a-9 prohibits statements in soliciting materials that are unsupported and are therefore misleading.  In your revised proxy statement, include disclosure noting (if true) that you have no proof that Canyon was behind this solicitation by the broker and that Canyon has publicly stated it was not.  Your revised disclosure should note that Canyon's holdings are public information, such that the "specificity" of the offer for the Company to repurchase would appear not to be indicative of the identity of the party behind it.  Include any additional support for the assertions you have made.  We may have additional comments.

The Staff is respectfully advised that the belief asserted in the referenced disclosure is properly supported, and the Company has now disclosed such support.  Specifically, as disclosed in on page 24 of our material filed on Monday, April 18, 2016 (titled "Canyon's Attacks vs. the Real Facts"), the Company received an email from the broker that included: (1) CUSIP-level information for each security being offered, (2) a price for each individual security and (3) a statement that reads, in part: "The seller would like to move [the securities] together . . .", which indicated that the broker had been directed by the seller of the securities.
Based on these facts, and the Company's knowledge and familiarity with the market for these types of securities, the Company believed, and continues to believe, that there is no plausible explanation other than the seller being directly involved.
Our material filed on Monday, April 18, 2016, states the three points referenced above, followed by the following disclosure:
"Given the specificity of the communication, the dynamics of the market (particularly the relative illiquidity of the securities) and the unlikelihood of a broker offering the securities at such a large premium without the explicit authorization of the owner to show them at that price, we believe there is no plausible explanation other than the seller being directly involved"
The Company is not planning to include any discussion or reference to this topic at all in our proxy statement; accordingly, no change has been made to the proxy statement in connection with Staff's Comment #5.

DEFA14A filed April 18, 2016 – Letter to Stockholders dated April 18, 2016
3.
See comment 1 above regarding the need to clarify your statements regarding the support of 20% of Ambac's shareholders.  Provide dates and context for the cites for the relevant shareholders on page 3 of the letter to stockholders.

As noted, in response to the Staff's comment, Ambac has revised the Proxy Statement to include the requested clarifications regarding the support received from Ambac stockholders.  For ease of reference, the Staff is advised:
•
On March 28, 2016, Ambac entered into separate Support Agreements with each of Cornwall, Alden, Axonic, Evermore and Sterling Grace. In the aggregate, these stockholders represent approximately 18.5% of Ambac's outstanding common stock as of March 28, 2016.

•
On March 30, 2016, Raging Capital Management, LLC ("Raging Capital"), which held 2.4% of Ambac's outstanding common stock as of March 30, 2016,  publicly issued a press release stating that it was pleased with the Company's entry into the Support Agreements and fully supports the Board's recommended slate of six directors up for election at the 2016 Annual Meeting.

4.
You assert that Canyon "is focused on expeditiously monetizing the value of its credit holdings through a liquidation strategy, not on creating value for all stockholders." Please provide support for your assertion that Canyon espouses a "liquidation strategy." Is proxy materials do not support this view.  Alternatively, avoid this kind of unsupported allegation in future soliciting materials.

The Staff is respectfully advised that this disclosure was caveated as a belief and, furthermore, the Company believes that this disclosure is very clearly supported from Canyon's own statements.  Specifically,
•	On Slide 9 of Canyon's March 14, 2016 presentation, Canyon states plainly: "management should focus on liquidating and returning capital." (emphasis added)
More generally, in Canyon's March 14, 2016 presentation, in its April 13, 2016 presentation, and in most if not all of its solicitation materials in between, Canyon emphasizes that Ambac management should pursue, or Canyon's nominee(s) will pursue, a strategy to maximize return of capital as quickly as possible, and these materials make clear that its primary strategy for deploying capital and returning capital is to commute or buyback Ambac's credit obligations in the near term.  See, for example, slide 3 and 7 of the March 14, 2016 presentation and slides 6 and 8 of Canyon's April 13, 2016 presentation.

Finally, we note that Canyon has communicated this theme to the Company in letters to the Company, including, for example, a letter on December 17, 2015 in which Canyon wrote: "We also feel strongly that the Board and senior management (including a new CEO) should focus primarily on accelerating risk reduction.  It appears the only material reductions of risk over the last year have been the result of natural run-off.  We continue to have several recommendations as to how to proactively reduce risk: through claim buybacks, commutations and by publicly addressing its Puerto Rico Disclosure."
5.	On a supplemental basis, provide support for the facts and figures regarding the Company's operational and financial performance included in the letter to stockholders.
In response to the Staff's comment, Ambac will provide under separate cover, on a supplemental basis, support for the facts and figures included in the letter.

* * * * *

Pursuant to your request, in connection with responding to these comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at 212-403-1343 or Steve Rosenblum at 212-403-1221 or either of us by email at MGordon@wlrk.com or SARosenblum@wlrk.com.

Very truly yours,

/s/ Mark Gordon
Mark Gordon

Enclosures
cc: Stephen Ksenak, Ambac Financial Group, Inc.